Exhibit 2.2

Execution Version

Support Agreement

February 7, 2018

RE:	Support Agreement

Ladies and Gentlemen:

Reference is made in this letter (this “Agreement”) to the Agreement and Plan of Merger and Reorganization, dated as of October 27, 2017 (as it may be amended, modified or amended and restated from time to time, the “Merger Agreement”), by and among Aviragen Therapeutics, Inc., a Delaware corporation (“Parent”), Agora Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), and Vaxart, Inc., a Delaware corporation (the “Company”). Capitalized or other terms used and not defined herein but defined in the Merger Agreement shall have the meanings ascribed to them in the Merger Agreement. In order to induce Parent and the Company to enter into the first amendment to the Merger Agreement (the “Amendment”), which is being entered into as of the date hereof to, among other things, amend the exchange ratio formula such that immediately after consummation of the Merger, former Vaxart securityholders are expected to own approximately 51% of the aggregate number of shares of Parent Common Stock and the securityholders of Aviragen as of immediately prior to consummation of the Merger are expected to own approximately 49% of the aggregate number of shares of Parent Common Stock, and understanding that each of Parent and the Company are relying on the agreements set forth herein, SC Fund Management LLC (the “Securityholder”), hereby agrees as follows:

1.     Securityholder Approval. Securityholder hereby agrees that, during the Agreement Period (as defined below), Proxyholder (as defined below) shall exercise all of the voting rights attached to the Parent Common Stock held beneficially or of record by the Securityholder or any vehicle advised, managed or controlled by Securityholder, which shares are set forth on Schedule 1 attached hereto (the “Subject Shares”) (including the execution and delivery on behalf of the Securityholder of all instruments and documents to be executed by the Securityholder in its capacity as a voting stockholder) in favor of (a) the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of the Merger Agreement at the special meeting of the stockholders originally scheduled for February 6, 2018 (the “Special Meeting”), (b) the Reverse Split at the Special Meeting and (c) adjournment of the Special Meeting to solicit additional votes in favor of either of the proposals set forth in the foregoing clauses (a) and (b).

2.     Grant of Irrevocable Proxy. In order to secure the Securityholder’s obligation to vote the Subject Shares in accordance with this Agreement, the Securityholder hereby appoints Joseph M. Patti, the President and Chief Executive Officer of Parent, as the proxyholder (the “Proxyholder”) with full power of substitution and re-substitution, commencing on the date of this Agreement for the duration of the Agreement Period, as the Securityholder’s true and lawful attorney in fact and irrevocable proxy, for and in the Securityholder’s name, place and stead, to vote the Subject Shares as the Securityholder’s proxy with respect to the matters set forth in Section 1, including whether at a meeting of stockholders (and at any adjournment or postponement thereof), or through the solicitation of a written consent of stockholders in lieu of meeting. The proxy and power granted by the Securityholder pursuant to this Section 2 is coupled with an interest and is given to secure the performance of the Securityholder’s duties under this Agreement. The Securityholder hereby revokes or agrees to promptly cause to be revoked any proxy that the Securityholder has heretofore granted with respect to the Subject Shares.

3.     Restriction on Transfer. From the date of this Agreement until the conclusion of the Special Meeting or, if earlier, the valid termination of the Merger Agreement in accordance with its terms (the “Agreement Period”), the Securityholder shall not (a) grant or agree to grant any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Subject Shares (except as provided in Sections 1 and 2 hereof), or (b) take any other action that would make the Securityholder’s representations or warranties contained herein untrue or incorrect in any material respect or restrict, limit or otherwise interfere with the performance of the Securityholder’s obligations in this Agreement. The Securityholder agrees that any Transfer in violation of this Section 3 shall be null and void. Notwithstanding anything in this Agreement to the contrary, the restrictions on transfer in this Section 3 shall not apply after March 31, 2018.

4.     [Reserved]

5.     Documentation and Information. The Securityholder shall permit and hereby authorizes Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, the Securityholder’s identity and ownership of the Subject Shares and the nature of the Securityholder’s commitments and obligations under this Agreement.

6.     Representations and Warranties. The Securityholder represents and warrants that:

(a)      the Securityholder is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or other formation;

(b)      the Securityholder has all necessary power, authority and capacity to execute and deliver this Agreement and to perform his, her or its obligations hereunder;

(c)      the execution, delivery and performance of this Agreement by the Securityholder has been duly and validly authorized by all necessary action on the part of the Securityholder, do not violate any provision of any agreement to which the Securityholder is a party, do not violate or conflict with and shall not result in a material breach of any Law, and do not and shall not require authorization, approval, consent or further action by any other Person or result in the imposition of an Encumbrance on the Subject Shares;

(d)      this Agreement has been duly and validly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation of the Securityholder, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions;

(e)     as of close of business on January 2, 2018, the Securityholder is the owner of the Subject Shares. The Securityholder has, and at all times during the Agreement Period shall have, with respect to the Subject Shares, the sole power, directly or indirectly, to vote the Subject Shares, and as such, has, and at all times during the Agreement Period shall have, the complete and exclusive power to, directly or indirectly, (a) issue (or cause the issuance of) instructions with respect to the matters set forth in Section 1 of this Agreement and (b) agree to all matters set forth in this Agreement. As of the date of this Agreement, the Subject Shares are issued and outstanding and entitled to be voted.

(f)     as of the date of this Agreement, there is no action pending, or, to the knowledge of the Securityholder, threatened against or affecting, the Securityholder or any of its properties or assets (including the Subject Shares) that could reasonably be expected to impair the ability of the Securityholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis; and

(g)     the Securityholder has had the opportunity to review this Agreement, the Amendment and the Merger Agreement with counsel of its own choosing. The Securityholder understands and acknowledges that Parent, Merger Sub and the Company are each entering into the Amendment in reliance upon the Securityholder’s execution, delivery and performance of this Agreement.

7.     Specific Performance. The Securityholder agrees that irreparable damage would occur to Parent and the Company in the event that any of the provisions of this Agreement were not performed by the Securityholder in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Governmental Body of competent jurisdiction and that this shall include the right of Parent and the Company to fully perform the terms of this Agreement to the fullest extent permissible pursuant to this Agreement and applicable Law and to thereafter cause this Agreement and the transactions contemplated hereby to be consummated on the terms and subject to the conditions thereto set forth in this Agreement. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which Parent and the Company may have under this Agreement or otherwise. The Securityholder agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and the Merger Agreement and without that right, Parent and the Company would not have entered into this Agreement or the Merger Agreement. The Securityholder hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate, and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

8.     Signatures. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, electronically or portable document format shall be effective as delivery of a manually executed counterpart to this Agreement.

9.     Termination. This Agreement shall terminate automatically and be of no further force or effect upon the earlier of (a) the valid termination of the Merger Agreement in accordance with its terms and (b) the Effective Time, provided that nothing herein shall relieve any party to this Agreement from Liability for any breach of this Agreement, and Sections 7, 10-15 shall survive any termination of this Agreement.

10.   Amendment. Any amendment, modification or revision of this Agreement shall be effective only if in a written instrument executed by the Securityholder, Parent and the Company. Any waiver of compliance or consent with respect to the rights or obligations of Parent or the Company must be signed by Parent or the Company, as applicable, and any such waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.

11.   Assignment; Third Party Beneficiaries. This Agreement may not, without the prior written consent of Parent and the Company, be assigned, and any attempted assignment shall be null and void. The Company, Parent and their respective successors and assigns are intended third party beneficiaries of this Agreement.

12.   Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (in the case of facsimile, with a written or electronic confirmation of delivery) prior to 11:59 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as follows: (a) if to Parent, Merger Subsidiary or the Company, to the notice address listed in Section 10.8 of the Merger Agreement and (b) if to the Securityholder, to the address listed on the signature page hereto.

13.   Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 13; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any such party; (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12; and (f) irrevocably and unconditionally waives the right to trial by jury.

14.   Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

15.   Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held by any Governmental Body of competent jurisdiction that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law and, to the extent necessary, the parties hereto shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the original intent of the parties.

16.   Further Assurances. The Securityholder will take such action as shall be reasonably requested by the Proxyholder to enable or facilitate the exercise of voting rights, including the execution and delivery of the appropriate instruments of proxy or powers of attorney in order to give effect to Sections 1 and 2.

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Very truly yours,

SC FUND MANAGEMENT LLC

By: /s/ Peter M. Collery
Name: Peter M. Collery Title: President

[Signature Page to Parent Stockholder Support Agreement]

Accepted and acknowledged:

AVIRAGEN THERAPEUTICS, INC.

By:          /s/ Joseph M. Patti

Name: Joseph M. Patti
Title:   President and Chief Executive Officer

AGORA MERGER SUB, inc.

By:          /s/ Joseph M. Patti

Name: Joseph M. Patti
Title:   President and Chief Executive Officer

VAXART, INC.

By:          /s/ Wouter Latour

Name: Wouter Latour, M.D.

Title:   President & CEO

[Signature Page to Parent Stockholder Support Agreement]

Schedule 1

Subject Shares

Holder	Class	Number of Shares
SC Fund Management LLC	Common Stock	2,429,864